Exhibit 99.2

GLOBUS MARITIME LIMITED

August 15, 2024

TO THE SHAREHOLDERS OF GLOBUS MARITIME LIMITED

Enclosed is a Notice of Annual Meeting of Shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”), which will be held at the offices of Globus Shipmanagement Corp. located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece, on September 12, 2024, at 11:00 a.m. local time, and related materials.

At the Meeting, the shareholders of the Company will consider and vote upon the following proposals:

1.	To elect two Class II directors to serve until the 2027 annual meeting of shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Athanasios Feidakis
President, Chief Executive Officer and Chief Financial Officer

GLOBUS MARITIME LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

September 12, 2024

NOTICE IS HEREBY given that the annual meeting of shareholders (the “Meeting”) of Globus Maritime Limited (the “Company”) will be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 16674 Attica, Greece on September 12, 2024 at 11:00 a.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect two Class II directors to serve until the 2027 Annual Meeting of Shareholders (“Proposal One”);

2.	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024 (“Proposal Two”); and

3.	To transact any other business as may properly come before the Meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on August 8, 2024, as the record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least one third of the voting power of the shares entitled to vote at the Meeting.

You are cordially invited to attend the Meeting in person. If your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring a legal proxy from your broker, bank or other nominee in order to vote.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares or to revoke your vote, if necessary.

The Company’s 2023 Annual Report on Form 20-F (the “2023 Annual Report”), which contains the Company’s audited financial statements for the fiscal year ended December 31, 2023, is available on the Company’s website at www.globusmaritime.gr. Any shareholder may receive a hard copy of the Company’s 2023 Annual Report, free of charge upon request.

This Notice of the Meeting, the Proxy Statement and related materials, including the Company’s 2023 Annual Report, can also be found at: https://www.globusmaritime.gr/media/agm2024.pdf

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 15, 2024

GLOBUS MARITIME LIMITED

PROXY STATEMENT FOR

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 12, 2024

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Globus Maritime Limited, a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at the offices of Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece on September 12, 2024 at 11:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 15, 2024.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 8, 2024 (the “Record Date”), the Company had outstanding 20,582,301 common shares, par value $0.004 per share (the “Common Shares”), and 10,300 Series B preferred shares, par value $0.001 per share (the “Series B Preferred Shares” and together with the Common Shares, the “Shares,” and any holder of Shares, a “Shareholder”). Each Shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held and 25,000 votes for each Series B Preferred Share then held provided however, that pursuant to the Amended and Restated Statement of Designation of the Series B Preferred Shares, no holder of Series B Preferred Shares may exercise voting rights pursuant to any Series B Preferred Share that would result in the total number of votes such holder, together with each beneficial owner of such Series B Preferred Share and any of their affiliates, is entitled to vote (including any voting power derived from Series B Preferred Shares or Common Shares) to exceed 49.99% of the total number of votes eligible to be cast.

To constitute a quorum, there must be present either in person or by proxy one or more Shareholders of record holding at least one third of the voting power of the Shares entitled to vote at the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Common Shares are listed on the Nasdaq Capital Market under the symbol “GLBS.”

REVOCABILITY OF PROXIES

A Shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company’s office at c/o Globus Shipmanagement Corp., located at 128 Vouliagmenis Avenue, 3rd floor, Glyfada, 166 74 Attica, Greece a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold Shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation, if any, is expected to be made primarily by mail, but Shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials for the Shareholders Meeting to be Held on September 12, 2024

The Notice of the Annual Meeting of Shareholders and Proxy Statement and the Company’s 2023 Annual Report on Form 20-F is available free of charge at www.globusmaritime.gr

PROPOSAL ONE

ELECTION OF CLASS II DIRECTORS

The Company currently has five persons on its board of directors, which is divided into three classes. As provided in the Company’s Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of removal, resignation or death prior to the annual meeting of shareholders in which such director’s term of office expires. The term of the Company’s Class II directors expires at the Meeting. Accordingly, the board of directors of the Company has nominated Jeffrey O. Parry and Christina Tampourea, Class II directors, for re-election as directors whose term would expire at the 2027 annual meeting of shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the Shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors of the Company may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position

Jeffrey O. Parry	64	Class II Director

Christina Tampourea	51	Class II Director

Jeffrey O. Parry, a Class II director, has served on the Company’s board of directors since July 2010. Mr. Parry is managing partner of Mystic Marine Advisors LLC, a Connecticut-based firm providing strategic advice and execution to turnaround and emerging companies and their stakeholders, which he founded in 1998. Mr. Parry is an independent board member of Elevai Labs, Inc. a California-based skin care company since September 2022 and an independent board director of Digitrax Entertainment, Inc., a Tennessee- based music technology company, since October 2022. Mr. Parry was chairman of the board of directors of TBS Shipping Limited from April 2012 until March 2018. From July 2008 to October 2009, he was president and chief executive officer of Nasdaq-listed Aries Maritime Transport Limited. Mr. Parry holds a B.A. from Brown University and an MBA from Columbia University.

Christina Tampourea, a Class II director, was appointed to the Company’s board of directors on March 13, 2024. Ms. Tampourea has been the Group Chief Commercial Officer of IASO Group of hospitals since 2014. She is an experienced executive in the health care and hospital industry since 2001. She is a member of the operational committee and management team. She possesses in depth knowledge in hospital operations, people management and organizational development as well as in development and running of commercial operations specializing in the implementation of strategies with the ultimate objective to improve customer experience and deliver financial growth to the organization. Additionally, she has been actively involved in greenfield project teams in charge of setting up new healthcare units in Greece. Ms. Tampourea holds a Bachelor of Science Degree in Business Administration, with a Double major in Marketing and Management from the American College “Deree College” of Athens Greece. She currently serves as a board member in four companies: ELITOUR Greek Health Tourism Council in Greece as of March 2020; IASO Thessaly, a private hospital since September 2022 and its sister affiliate, the Institute of Life at IASO since September 2022; and as a board member at the Plakentia Veterinary Clinic since 2023.

Audit Committee. The Company’s board of directors has established an Audit Committee, comprised of two independent members of its board of directors, who are responsible for ensuring that the Company’s financial performance is properly reported on and monitored, for reviewing internal control systems and the auditors’ reports relating to the Company’s accounts and for reviewing all related party transactions. The Audit Committee is comprised of Ioannis Kazantzidis and Jeffrey O. Parry. The Company believes that Mr. Kazantzidis qualifies as an “audit committee financial expert,” as such term is defined under Securities and Exchange Commission rules.

Remuneration Committee. The Remuneration Committee is comprised of Jeffrey O. Parry, Ioannis Kazantzidis and Christina Tampourea. It is responsible for determining, subject to approval from the Company’s board of directors, the remuneration guidelines to apply to the Company’s executive officer, secretary and other members of the executive management as the board of directors designates the Remuneration Committee to consider. It is also responsible for suggesting the total individual remuneration packages of each director including, where appropriate, bonuses, incentive payments and share options.

Nomination Committee. The Nomination Committee is comprised of George Feidakis, Ioannis Kazantzidis, Jeffrey O. Parry and Christina Tampourea. It is responsible for reviewing the structure, size and composition of the Company’s board of directors and identifying and nominating candidates to fill director positions as necessary.

Corporate Governance Practices. As the Company is a foreign private issuer, it is exempt from the Nasdaq corporate governance rules, other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq of non-compliance with Nasdaq corporate governance practices, and the establishment of an audit committee satisfying Nasdaq Listing Rule 5605(c)(3) and ensuring that such audit committee’s members meet the independence requirement of Listing Rule 5605(c)(2)(A)(ii).

As a foreign private issuer listed on the Nasdaq Capital Market, the Company is required to disclose certain self-identified diversity characteristics about its directors pursuant to Nasdaq board diversity and disclosure rules approved by the Securities and Exchange Commission in 2021. In accordance with Nasdaq Listing Rules, the Company posted its board diversity matrix on its website, which matrix may be found here: http://www.globusmaritime.gr/board_diversity_matrix.pdf.

Required Vote. Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions and broker non-votes will have no effect on the outcome of Proposal One.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF INDEPENDENT AUDITORS

The board of directors of the Company is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2024. Ernst & Young (Hellas) Certified Auditors Accountants S.A. has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Company’s Audit Committee.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. Abstentions and broker non-votes will have no effect on the outcome of Proposal Two.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors

Olga Lambrianidou
Secretary

August 15, 2024

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